                                                                EXHIBIT 17(d)(9)


                                   KCSA NEWS

FOR:              CAPREIT

CONTACT:          RICHARD L. KADISH
                  (301) 231-8700

KCSA CONTACT      Leslie A. Schupak
                  Phone:  (212) 682-6565 ext. 207
                  Fax:  (212) 338-9558
                  E-Mail:  KCSA@AOL.COM


FOR IMMEDIATE RELEASE
-----------------------

                    COURT CRITICIZES DOMINIUM'S ACTIONS AND
                    REJECTS MOTION TO DELAY PROPOSED MERGER

ROCKVILLE, MD -- October 18, 1996 -- A Federal Magistrate for the U.S. District Court of Minnesota yesterday denied Dominium Tax Exempt Fund's motion for expidited discovery that would have delayed BAC Holders of CRITEF I, II and III Funds' (ASC:CRA) approval of a proposed merger with Capital Apartments Properties, Inc. (CAPREIT) to be voted upon October 29.

     The Court Order was particularly critical of Dominium's actions. Citing a nine-month series of maneuvers on the part of Dominium, Judge Jonathan G. Debedoff concluded in yesterday's Order that Dominium already has "virtually all the information it now seeks..." and "expidited discovery -- even in a preliminary injunction action -- is not automatically granted."

     The judge added: "The discovery requested was doubtless calculated to and will interrupt the solicitation activity of the BAC Holders in advance of the October 29th meetings. In so doing, it very well may jeopardize the Mergers.

     Judge Lebedoff then cited this week's opinion of the Southern District of New York which found that Dominium's correspondence to BAC Holders may have contained numerous

CAPREIT2

inaccuracies. That Order said: "There is little doubt Dominium is seeking to delay or defeat the proposed mergers in the hope that it somehow will obtain the wherewithal to acquire the Funds or that it will make such a nuisance of itself that CAPREIT or theFunds will pay it to go away."

     Referring to the harm that BAC Holders faced as a result of Dominium's actions, the Minnesota Court said: "The BAC Holders who fought long and hard in the Delaware action for a settlement agreement which maximizes their interests could be irreparably injured if one dissident BAC holder (Dominium) of a mere 300 shares with only $1,500 at stake, who did not even opt out of the class, can derail the CAPREIT offer."

     Commenting on the Court's ruling, Richard L. Kadish, President of CAPREIT, stated: "The Court in Dominium's own home state of Minnesota has reaffirmed the New York Court's opinion in the same week. Both support what we have been saying all along -- Dominium has not been acting in good faith, has no real interest in the Funds or its Holders and has simply tried to manipulate some underhanded financial benefit for itself.

     "I am very pleased at how the Courts have responded to Dominium's outrageous behavior. We can now proceed with the meetings scheduled for October 29 and hopefully come to closure on the merger."

     CAPREIT owns, develops and manages multifamily garden-style and townhome communities throughout the Midwest, Mid-Atlantic, Northeast and Southeast United States. CAPREIT currently owns and manages 30 properties with 8,942 housing units. CAPREIT also manages an additional 39 apartment communities on behalf of third-party persons.